UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 14, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-3951950
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 350 Class A Ordinary Shares, Series 351 Class A Ordinary Shares, Series 353 Class A Ordinary Shares, Series 354 Class A Ordinary Shares, Series 357 Class A Ordinary Shares, Series 359 Class A Ordinary Shares, Series 396 Class A Ordinary Shares, Series 430 Class A Ordinary Shares, Series 438 Class A Ordinary Shares, Series 439 Class A Ordinary Shares, Series 441 Class A Ordinary Shares, Series 443 Class A Ordinary Shares, Series 444 Class A Ordinary Shares, Series 445 Class A Ordinary Shares, Series 449 Class A Ordinary Shares, Series 452 Class A Ordinary Shares, Series 456 Class A Ordinary Shares, Series 465 Class A Ordinary Shares, Series 475 Class A Ordinary Shares, Series 476 Class A Ordinary Shares, Series 478 Class A Ordinary Shares, Series 479 Class A Ordinary Shares, Series 481 Class A Ordinary Shares, Series 483 Class A Ordinary Shares, Series 485 Class A Ordinary Shares, Series 491 Class A Ordinary Shares, Series 501 Class A Ordinary Shares, Series 525 Class A Ordinary Shares, Series 533 Class A Ordinary Shares, Series 534 Class A Ordinary Shares, Series 537 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

A copy of materials used on www.masterworks.com relating to the ongoing offering of Class A Ordinary Shares of Series 525, Series 533, Series 534 and Series 537 pursuant to Regulation A of the Securities Act of 1933, as amended, are attached to the Form 1-U as Exhibit 15(b).1, Exhibit 15(b).2, Exhibit 15(b).3 and Exhibit 15(b).4, respectively. In addition, a copy of promotional email correspondences for Series 525, Series 533, Series 534 and Series 537 sent to certain potential investors are attached to the Form 1-U as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

15(b).1	Series 525 website materials.

15(b).2	Series 533 website materials.

15(b).3	Series 534 website materials.

15(b).4	Series 537 website materials.

99.1	Series 525 promotional email correspondence.

99.2	Series 533 promotional email correspondence.

99.3	Series 534 promotional email correspondence.

99.4	Series 537 promotional email correspondence.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 5, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: May 14, 2026